Exhibit (a)(1)(iii)

June 23, 2005

Navigant International, Inc.

Solicitation of Consents Relating to its

$72,000,000 4.875% Convertible Subordinated Debentures Due 2023

CUSIP No. 63935RAA6 (restricted)

                        63935RAB4 (unrestricted)

THIS CONSENT SOLICITATION WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 21, 2005, (SUCH TIME AND DATE REFERRED TO HEREIN AS THE “EXPIRATION TIME”). CONSENTS MAY ONLY BE REVOKED UNDER THE CIRCUMSTANCES DESCRIBED IN THE CONSENT SOLICITATION STATEMENT AND THE CONSENT FORM.

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We are acting as Information Agent and Tabulation Agent in connection with the solicitation (the “Solicitation”) of consents (“Consents”) upon the terms and subject to the conditions set forth in the Consent Solicitation Statement dated June 23, 2005 (the “Statement”) and the Consent Form (the “Consent Form” and, together with the Statement, the “Solicitation Documents”), by Navigant International, Inc. (“Navigant”). Navigant is soliciting Consents from the holders of record (“Holders”) as of June 17, 2005 (the “Record Date”) of its 4.875% Convertible Subordinated Debentures Due 2023 (the “Debentures”) to (i) amend reporting requirements (the “Reporting Amendment”) in the indenture, dated as of November 7, 2003 (the “Indenture”) between Navigant and Wells Fargo Bank National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.) (the “Trustee”), pursuant to which such Debentures were issued, (ii) amend the Indenture to add a certain make-whole provision (the “Make-Whole Amendment”) and (iii) waive (the “Waiver”) the existing defaults under the Indenture (the “Solicitation”). Capitalized terms used herein but not otherwise defined shall have the meaning assigned to such terms in the Statement.

The Depository Trust Company (“DTC”), as the Holder of the Debentures, has authorized its participants who held Debentures through DTC as of the Record Date (“DTC Participants”) to deliver Consents. Accordingly, for purposes of this Solicitation, the term “Holder” shall be deemed to include DTC Participants.

Holders must complete, sign, date and deliver by mail or facsimile to the Tabulation Agent at the address or number set forth on the back cover of the Statement (and not revoke) valid Consents in respect of a majority in aggregate principal amount of all outstanding Debentures (the “Requisite Consents”) to approve the Reporting Amendment, Make-Whole Amendment, and Waiver. Consents may be revoked at any time prior to the Expiration Time on the terms and conditions set forth in the Solicitation Documents, but may not be revoked thereafter.

The Holders are requested to consent to the Amendment to the Indenture to provide for (a) the extension of the delivery date specified for the 2004 Annual Report required by Section 6.04 of the Indenture to no later than October 31, 2005 (the “10-K Extended Delivery Date”), it being understood and agreed that if Navigant fails to deliver the 2004 Annual Report on or before the 10-K Extended Delivery Date, and a notice of default with respect to such failure is delivered to Navigant by the Trustee or the Holders holding at least 25% in aggregate principal amount of the Debentures pursuant to Section 7.01(g) of the Indenture, and if Navigant shall be unable to cure the default within the applicable sixty-day grace period, such failure shall constitute an Event of Default for all purposes under the Indenture, (b) the extension of the delivery date specified for the First Quarter Report pursuant to Section 6.04 of the Indenture to no later than November 9, 2005 (the “10-Q Extended Delivery Date”), it being understood and agreed that if Navigant fails to deliver on or before the 10-Q Extended Delivery Date, and a notice of default with respect to such failure is delivered to Navigant by the Trustee or the Holders holding at least 25% in aggregate principal amount of the Debentures pursuant to Section 7.01(g) of the Indenture, and if Navigant shall be unable to cure the default within the applicable sixty-day grace period, such failure shall constitute an Event of Default for all purposes under the Indenture, (c) the extension of the delivery date specified for the Second Quarter Report to no later than the 10-Q Extended Delivery Date, it being understood and agreed that if Navigant fails to deliver the Second Quarter Report on or before the 10-Q Extended Delivery Date, and a notice of default with respect to such failure is delivered to Navigant by the Trustee or the Holders holding at least 25% in aggregate principal amount of the Debentures pursuant to Section 7.01(g) of the Indenture, and if Navigant shall be unable to cure the default within the applicable sixty-day grace period, such failure shall constitute an Event of Default for all purposes under the Indenture, and (d) the extension of the delivery date specified for the Compliance Certificate pursuant to Section 5.08 of the Indenture to no later than the 10-K Extended Delivery Date, it being understood and agreed that if Navigant fails to deliver the Compliance Certificate by the 10-K Extended Delivery Date, and a notice of default with respect to such failure is delivered to Navigant by the Trustee or the Holders holding at least 25% in aggregate principal amount of the Debentures pursuant to Section 7.01(g) of the Indenture, and if Navigant shall be unable to cure the default within the applicable sixty-day grace period, such failure shall constitute an Event of Default for all purposes under the Indenture.

The Holders are requested to consent to the Waiver of any default or Event of Default in respect of the provisions of Sections 5.08, 6.04 and 7.01(g) of the Indenture, in each case consisting of, resulting from or relating in any respect to (i) any failure to file with the Commission and to deliver to the Trustee the 2004 Annual Report and the First Quarter Report except as required above, (ii) failure to deliver to the Trustee the Compliance Certificate required by Section 5.08 of the Indenture or (iii) any failure to comply with any obligation that became required to be performed or observed under any of such provisions by reason of the occurrence of any such default or Event of Default. Each Holder that executes a Consent will also be deemed to have waived all existing defaults and any Events of Default and any and all rights to accelerate the Debentures.

The Holders are requested to consent to the Make-Whole Amendment of the Indenture to add as a term of the Debentures a provision concerning adjustments for conversion upon the occurrence of specified Changes of Control of Navigant. The purpose of the Make-Whole Amendment is to provide that if a Holder elects to convert its Debentures in connection with a Change of Control that occurs on or prior to November 1, 2010 and ten percent or more of the consideration for the common stock in the Change of Control consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, Navigant will increase the conversion rate of the Debentures, subject to certain limitations. In addition, notwithstanding the foregoing, in connection with a Change of Control for which the conversion rate would be increased as described above, in the case of a public acquirer change of control, Navigant may, at its option and in lieu of increasing the conversion rate, adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, Holders of Debentures will be entitled to convert their Debentures into a number of shares of public acquirer common stock.

The Reporting Amendment and the Make-Whole Amendment will be embodied in a supplemental indenture to be executed by the Trustee and Navigant. The Waiver is incorporated into the Consent Form to be executed by the holders. None of the maturity dates, payment provisions, interest rates, redemption provisions or any other similar terms of the Debentures will be amended as a result of the Reporting Amendment and Waiver. The Make-Whole Amendment will increase the conversion rate of the Debentures on specified Changes of Control of Navigant, and may also result in certain United States federal income tax consequences to Holders.

If Navigant fails to receive the Requisite Consents at the Expiration Time or the Form T-3 has not been declared effective by the Commission by the Expiration Time, Navigant will not enter into the Supplemental Indenture to add the Reporting Amendment and the Make-Whole Amendment to the Indenture and the Waiver will not take effect. In that case, Navigant’s existing defaults as set forth in the Trustee’s May 23, 2005 notice would continue, and the Trustee would not have to give Navigant any additional notice regarding the existing defaults.

Navigant reserves the right, at any time prior to the Expiration Time, to (i) terminate the Solicitation if Navigant files (or submits electronically for filing) the 2004 Annual Report and the First Quarter Report with the Commission and delivers the Compliance Certificate to the Trustee prior to the Expiration Time, (ii) amend the terms of the Solicitation, whether or not the Requisite Consents have been received, provided that if Navigant considers an amendment to the Solicitation to be material, or if Navigant waives a material condition of the Solicitation, Navigant will, if required by law, extend the Solicitation for a period of five to ten business days; or (iii) waive any of the conditions to the Solicitation, subject to applicable law.

Under letter agreements obtained prior to the commencement of the Solicitation, Holders of 51.1% of the aggregate outstanding principal amount of Debentures have agreed to tender (and not withdraw) their Consents in the Solicitation.

If Navigant terminates the Solicitation prior to the Expiration Time in accordance with its limited reserved right, Navigant will pay a single fee of $10.00 per $1,000 principal amount of the Debenture to all Holders whose Consents are properly received (and not revoked) before such termination; however, Navigant will pay this Termination Fee to Holders only once, under this Solicitation or under the letter agreement among Navigant and a Holder, as applicable (the “Termination Fee”). In this way, each such Holder will be paid the same fee.

Navigant will not pay any fees or commissions to any broker or dealer or other person for soliciting Consents. However, you will be reimbursed by Navigant for reasonable mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients, including the reasonable expenses of overnight courier services.

For your information and for forwarding to your clients for whom you hold Debentures registered in your name or in the name of your nominee or who hold Debentures registered in their own names, we are enclosing copies of the following documents:

1.	Consent Solicitation Statement;

2.	Consent Form (for delivering the Consents);

3.	Form of letter which you may use for correspondence with your clients, with the Letter of Instructions (to be used by your clients to instruct you to deliver Consents as to their Debentures); and

4.	Return envelope addressed to D.F. King & Co., Inc. (as the “Tabulation Agent”).

YOUR PROMPT ACTION IS REQUIRED. WE URGE YOU TO CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. AS DESCRIBED MORE FULLY IN THE STATEMENT, THIS CONSENT SOLICITATION WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 21, 2005.

This Solicitation is not being made to, and no Consents are being solicited from, Holders of Debentures in any jurisdiction in which it is unlawful to make such solicitation or grant such Consent.

A duly executed and properly completed Consent Form and any other required documents should be sent to the Tabulation Agent at its address set forth on the face and on the back cover of the Consent Form in accordance with the instructions set forth in the Consent Form and in the Statement.

Questions concerning the terms of this Solicitation and requests for assistance in filling out and delivering Consents or for additional copies of the above documents should be addressed to the Information Agent, D.F. King & Co., Inc., at (800) 949-2583 (toll free) or at (212) 269-5550 (call collect) for banks and brokers.

Very truly yours,

D.F. KING & CO., INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AGENT OR AFFILIATE OF NAVIGANT, THE INFORMATION AGENT, THE TABULATION AGENT OR THE FINANCIAL ADVISOR, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THIS SOLICITATION, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE STATEMENT AND THE CONSENT FORM.

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